UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/MF No. 90.400.888/0001-42
NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil” or “Company”) announces to its shareholders and to the market in general that was pleased to receive the news that will be part of the 2019 Corporate Sustainability Index’s (ISE) portfolio, which are going to be effective from 1/7/2019 to 1/3/2020. Created and sponsored by B3 – Brasil, Bolsa, Balcão, whose technical partner is the Sustainability Research Center at Fundação Getulio Vargas (FGVces), the index recognizes companies with best corporate sustainability performance.

The new portfolio includes 30 companies with 35 shares and represents 13 sectors, totaling R$1.73 trillion in market cap, on November 27, 2018, equivalent to 48.66% of the total market cap of the companies listed on the B3.

The maintenance of Santander Brasil in this portfolio for the ninth year in a row underlines the Bank's commitment to sustainability and the engagement of our more than 47,000 employees who build the history of the institution in Brazil.

São Paulo, November 29, 2018

Angel Santodomingo
Investor Relations Officer
BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 29, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer